UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d) (4) OF THE SECURTIES EXCHANGES ACT OF 1934

(Amendment No. 1)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of Subject Company)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

452926-10-8

(CUSIP Number of Class of Securities)

Erik L. Johnson, President

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

Telephone: (469) 522-4200

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Steven C. Metzger, Esq.

Metzger Law PLLC

4709 W Lovers Lane, Suite 200

Dallas, Texas 75209

(214) 740-5030

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends portions of an original Statement on Schedule 14D-9 filed December 16, 2024, by Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR” or the “Company”) with respect to Transcontinental Realty Investors, Inc.’s, (“TCI” or the “Offeror”) offered to purchase up to 100,000 shares of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively the “Shares”) of IOR at a purchase price of $18 per Share, net to the seller in cash, without interest (the “Offer Price”) unless any taxes required to be withheld, upon the terms and conditions set forth in the Offer to Purchase dated December 16, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) which together with the Offer to Purchase, as such may be amended or supplemented from time to time, constitute the “Offer”.

This Amendment is being filed on behalf of IOR to reflect, correct and disclose additional information. Except as otherwise set forth in the Amendment, the information set forth in the Schedule 14D-9, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 1. SUBJECT COMPANY INFORMATION.

The information set forth in Item 1 of the Schedule 14D-9 is amended to delete the date “August 8, 2024” and insert in its place “November 8, 2024” (which was the Record Date for determination of stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders held on December 11, 2024). As of November 8, 2024 and the date of this Amendment, there were and are 4,066,178 issued and outstanding Shares of common stock, par value $0.01 per Share of IOR.

ITEM 3. PAST CONTRACTS TRANSACTOINS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended to add and provide the following information:

For additional information discussing conflicts of interest or agreements between IOR and TCI, or their respective officers, directors or affiliates, please see the following, each of which is incorporated herein by reference to the applicable filing with the SEC indicated:

•	See pages 17 – 23 of IOR’s Notice of Annual Meeting of Stockholders to be held on December 11, 2024 and related Proxy Statement, each dated November 8, 2024 as filed with the SEC on November 11, 2024.

•	See page 26 – 28 [under subcaption “The Advisor”] and pages 29 – 31 under item 13 Certain Relationships and Related Transactions and Director Independence of IOR’s Form 10-K for the fiscal year ended December 31, 2023 as filed with the SEC on March 21, 2024.

The specified pages in such documents detail the Advisor Agreement with Pillar Income Asset Management, Inc., (“Pillar”) which is a Nevada corporation owned by Realty Advisors, Inc., a Nevada corporation (“RAI”) which currently owns approximately 6.62 % of the Shares. Such pages referred to above also detail the fact that IOR is the holder of certain notes and certain other receivables issued by related parties, including TCI from which IOR received interest income. Otherwise, to the knowledge of IOR, there are no other material agreements, arrangements or understandings of any actual or potential conflicts of interest between IOR on the one hand and IOR’s executive officers, directors or affiliates or TCI which have not been previously discussed or described in IOR’s filings with the SEC and available on the Company website.

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ITEM 6. INTEREST AND SECURITIES OF THE SUBJECT COMPANY.

The following information is hereby added to Item 6 of Schedule 14D-9:

On March 19, 2024, IOR repurchased two blocks of IOR Common Stock totaling 32,508 Shares at $18 per share from two individuals and on August 2, 2024 IOR repurchased 11,928 Shares and two block purchase transactions at $18 per share from two individuals, which as such shares became treasury stock, reduced the number of outstanding Shares of IOR Common Stock to 4,066,178 Shares. Neither the Company nor to the knowledge of Company, after making reasonable inquiry, has any of its directors or executive officers or affiliates engaged in any transaction involving IOR Shares within the last sixty (60) calendar days preceding December 16, 2024 or thereafter through the date of this Amendment.

ITEM 7. PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS.

The following information is hereby added to Item7 of Schedule 14D-9.

There have been no negotiations or discussions about the Offer between TCI and IOR and no transaction, board resolution, agreement in principal or signed contract has been entered to relating to the Offer. TCI has advised that it is willing to make the Offer at $18 per share net available to IOR stockholders as TCI believes an investment in the Shares is a good investment and wishes to increase its ownership slightly by up to an additional 2.46 percent (up to 100,000 Shares).

ITEM 8. ADDITIONAL INFORMATION.

No officer, director or affiliated person of IOR has any so-called “Golden Parachute Compensation” or any agreement or understanding, written or unwritten, between any executive officer of IOR and TCI or IOR concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all assets of IOR nor does any such person have any stock awards for which vesting would be accelerated; in the money option awards for which vesting would be accelerated; in the money option awards for which vesting would be accelerated; or payments in cancellation of stock option awards as no executive officer of IOR or any other person known to IOR has any such stock awards of either IOR or TCI. As described and disclosed in the Offer to Purchase and otherwise in IOR’s latest Notice of Annual Meeting and related Proxy Statement each dated November 8, 2024, IOR has no employees and its Executive Officers are employees of Pillar, the contractual advisor to IOR and TCI.

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SIGNATURE

After due inquiry to and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

DATED: January 14, 2025	Income Opportunity Realty Investors, Inc.

	By:	/s/ Erik L. Johnson
Erik L. Johnson, President and Chief
Executive Officer

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